Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canadian National Railway Company

We consent to the use of our reports dated January 31, 2018, with respect to the consolidated balance sheets of Canadian National Railway Company as at December 31, 2017 and December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which are incorporated herein by reference, and to the reference to our firm under the heading “Independent Auditors” in the prospectus.

/s/ KPMG LLP*

February 13, 2018

Montreal, Canada

* CPA auditor, CA, public accountancy permit No. A123145